Exhibit 99.1

Sundial Enters Into Agreement to Sell Bridge Farm Group

CALGARY, May 15, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce it has reached an agreement to sell its U.K. asset, Bridge Farm Group ("Bridge Farm"), to a consortia of private investors that includes former management of Bridge Farm (collectively, the "Purchaser") for a total consideration of approximately $90 million1 (the "Bridge Farm Disposition"). As consideration for the Bridge Farm Disposition, the Purchaser will (i) assume $45 million of debt under Sundial's existing $115 million term debt facility (the "Term Debt Facility"), (ii) assume the contingent consideration liabilities related to the remaining earn-out and additional share obligations under the original Bridge Farm acquisition agreement, dated as of July 2, 2019, and (iii) cancel approximately 2,700,000 of Sundial common shares currently held by certain members of the Purchaser. Sundial will not receive any cash consideration in connection with the transaction.

"We are pleased to have reached an agreement to sell Bridge Farm as we work to restructure our business and bring focus to our operations," said Zach George, Sundial's Chief Executive Officer.  "This divestiture will allow us to focus on our core strength in premium inhalable products for the Canadian recreational market.  On close, our new management team will have reduced our run-rate annual cash obligations by more than $50 million and created a clear path to the equitization of our balance sheet. I would like to thank the Bridge Farm team for their leadership and courage in the face of COVID-19 as well as our lenders for their continued support."

The Bridge Farm Disposition is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under its Term Debt Facility and entering into a new syndicated credit agreement with the Company's senior lenders on or before June 1, 2020.  Any failure or delay in completing the Bridge Farm Disposition or Term Debt Facility restructuring will likely result in the acceleration of our outstanding debt and would have a significant negative impact on the Company's liquidity and further impact the Company's ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Statement

This news release includes certain statements and information that constitute forward-looking information within the meaning of applicable securities laws. All statements in this news release, other than statements of historical facts, including, but are not limited to, statements regarding the consummation of the Bridge Farm Disposition, the Company's ability to restructure its Term Debt Facility and receive amendments to its loan agreements, the Company's ability to reduce its annual cash obligations, the development of the legal cannabis market and future financings are forward-looking statements.

Forward-looking statements or information relate to future events and future performance and include statements regarding the expectations and beliefs of management.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: failure to complete the Bridge Farm Disposition; failure to complete the Term Debt Facility restructuring; receive amendments to its loan agreements; the state of financial markets, regulatory approval; requirements for additional capital; interest rates; the global economy; the speculative nature of production activities; periodic interruptions to production, labor disputes; supply problems; uncertainty of production and cost estimates; changes in project parameters as plans continue to be refined; volatility of the market price of the Company's common shares; insurance; competition; currency fluctuations; loss of key employees; other risks of the cannabis industry as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F dated March 30, 2020. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United states. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended.

The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

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1 All amounts referred to are in Canadian dollars, unless otherwise specified

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 09:10e 15-MAY-20